SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

Press Release

New accumulation in the Pre-salt proves high productivity

Rio de Janeiro, September 08 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, announces that the formation test at well 1-SPS-55 (1-BRSA-594), in block BM-S-9, in deep Santos Basin waters, informally known as Guará, has been completed and has proved the very high productivity of the oil-bearing reservoirs in the pre-salt layer in this area.

Based on the data obtained thus far, it is possible to estimate in Guará a recoverable volume of oil in the range of 1,1 to 2 billion barrels of light oil and natural gas, with oil gravity of 30º API.

Flows in the order of 7,000 barrels per day were observed during the test, limited to testing device capacity. This well’s initial production is expected to be some 50,000 barrels of oil per day.

With the result of this formation test, the Guará area will be prioritized to receive the production system which is currently up for bid for the Santos Basin pre-salt.

The tested well, 1-SPS-55 (1-BRSA-594), informally known as Guará, is located in an assessment area in block BM-S-9, at a depth of 2141 meters from the waterline, some 310 km off the coast of the State of São Paulo (figure below) and 55 km southeast of well 1-RJS-628A (1-BRSA-369A), known as Tupi.

The Consortium, formed by Petrobras (45% - Operator), BG Group (30%), and Repsol (25%), will give continuity to the activities and investments that are required to assess the fields discovered in this area pursuant to the Assessment Plan approved by the NPA. A new well is foreseen to start being drilled in this Assessment Area late this year.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 08, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.